UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 4, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 3 February 2011

Orange reinforces its Very High-Speed Broadband ambitions with a commitment to deploying solutions in every region of France

France Telecom-Orange has replied to the French government’s request for detailed information on its plans to invest in Very High-Speed Broadband networks (Appel à Manifestation d’Intention d’Investissements), which formally closed on 31 January 2011. This request was formulated as part of the National Program for Very High-Speed Broadband.

In its response, the Group has reaffirmed and reinforced its commitment to deploying Very High-Speed Broadband networks in France. The development of such networks is an important factor that will stimulate economic growth and competition in the future. It is also one of the driving forces of the Group’s corporate project, Conquests 2015.

France Telecom-Orange has set out a clear ambition to deploy fiber-optic networks in 3,600 French communes by 2015. These will be spread across 220 agglomerations, including all large and medium-sized towns or cities. In total, the Group will offer network coverage for 10 million French households by 2015 and 15 million (60%) by 2020.

To achieve this, the Group will cooperate with other interested network operators by offering access solutions as set-out in the regulatory framework. In particular, the Group will offer co-investment solutions.

France Telecom-Orange plans to invest 2 billion EUR in this program over the period 2010-2015. This budget accounts for feedback from deployment projects that have already taken place.

For regions that are not explicitly mentioned in this response, the Group will adopt a cooperative approach with local authorities in order to provide them with intermediary solutions (Fiber-to-the-Curb, satellite, etc.) that offer a step-change towards Very High-Speed Broadband. In particular, France Telecom-Orange will participate in the development of Public Initiative Networks (Réseaux d’initiative publique) as is the case in Laval (Mayenne, north-west France). The Group plays an active role in the government’s Very High-Speed Broadband pilot program and is already involved in four of these projects.

The application of the regulatory framework outside very dense areas will be a determining factor in facilitating these investments, and the Group will be particularly vigilant in this respect.

The deployment of fiber-optic networks will facilitate the emergence of new services in areas such as 3DTV, social networking, video, music and games. Such a deployment is consistent with the Group’s overall content strategy, which aims to develop partnerships with content providers (Deezer, Canal+, Dailymotion, etc.). By increasing network capacity, the Group will enable the development of innovative services based on a rich and diverse catalog of content; and this in turn will add value to the Group’s networks.

The deployment program is also in line with the needs of professionals and businesses.

The Group has already deployed FTTH fiber networks in around fifteen of France’s biggest cities and the surrounding suburbs. The deployment program for the main towns beyond very dense areas has also been announced according to a calendar that is in line with regulations.

“I am very pleased to be able to reaffirm and even reinforce our ambitions regarding very high-speed broadband networks as part of a drive to provide the entire French population with access to high-quality digital services,” said Stéphane Richard, Chief Executive Officer of France Telecom-Orange. “This commitment clearly illustrates the new dynamic that Orange has embarked upon since the launch of our Conquests 2015 project. To achieve this ambition, we have mobilized our staff and our expertise as a network operator with a view to consolidating our market position in France and making the most of the growth potential that this network can offer for the year’s to come. This will be done within a spirit of openness with regards to our environment and to other operators.”

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With more than 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a total customer base of 203 million customers in 32 countries. These include 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact:

Béatrice Mandine, +33 1 44 44 93 93, beatrice.mandine@orange-ftgroup.com

Tom Wright, +33 1 44 44 93 93, tom.wright@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 4, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer